Via Facsimile and U.S. Mail
Mail Stop 4720

February 18, 2010

Peter W. Schneider, Esq.
Executive Vice President, General Counsel and Secretary
Primerica, Inc.
3120 Breckinridge Blvd.
Duluth, Georgia 30099

>   **Re: Primerica, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed February 8, 2010**
>   **File No**. **333-162918**

Dear Mr. Schneider:

We have reviewed your February 8, 2010 response to our January 8, 2010 comment letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A filed February 8, 2010

Cover Page

1. We note the following statement on the cover page of the filing: "Citigroup Global Markets Inc. is acting as the sole book-running manager for this offering." Although we do not object to your use of the phrase "sole book-running manager" in the main body of the prospectus, we do not consider it to be plain English and therefore ask that you delete it from the cover page.

Risk Factors, page 13

"Non-compliance with applicable regulations could lead to revocation of our subsidiary's status as a non-bank custodian." page 25

2. We note your response to our prior comment 5 and we reissue the comment. Please expand your disclosure regarding the ongoing IRS investigation to test compliance with the IRS's non-bank custodial regulations to explain how and

why the IRS selected you for this review. Please also delete the phrase "not 'for cause'" where used on page 25 of the filing.

Pro Forma Combined Financial Statements

Notes to Pro Forma Combined Financial Statements

(2) Adjustments for the Citi reinsurance transactions, page 52

3. Pro forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed. Certain adjustments related to the Citi reinsurance transactions appear to be based on a pro rata share of the corresponding historical amount. Please revise your disclosure to clarify how the amounts were computed if the adjustment is not between 80 and 90% of the amount ceded. For example, it appears that pro forma adjustment (C) should be between 80 and 90% of future policy benefits.

4. Please expand note (A) to clarify the amount of the initial capitalization of the Prime Reinsurance Company in order for investors to understand how the total adjustment of approximately $4.03 billion was computed. Also, you appear to cross reference notes (J) and (L). Revise your disclosure to clarify how these adjustments impact adjustment (A).

5. Please expand note (H) to clarify how the paid-in capital adjustment amount was computed.

(3) Adjustments for the reorganization and other concurrent transactions, page 53

6. It appears that the total amount of adjustment (R) is inconsistent with some of the other adjustments for dividends to Citi. Please revise your disclosure to clarify the amount of cash and non-cash dividends to Citi in each adjustment, such as (U), (V) and (W).

7. Based on your disclosure in note (T) it appears that there should also be an adjustment to AOCI. Please revise your disclosure to explain this apparent inconsistency.

Regulation of Loan Products, page 132

8. We note the following statements on page 132: "The Massachusetts Division of Banks is currently conducting an examination of Primerica Mortgages. We have provided the Division with the documentation and information that the Division has requested. The Division has not yet issued any specific written findings in connection with this examination." Please expand your disclosure to explain how

and why the Massachusetts Division of Banks selected Primerica Mortgages for this examination.

Other Laws and Regulations, page 133

9.   We note your response to our prior comment 11 and your statements that certain provisions of EESA could apply to your named executive officers if they are among Citi's five or 20 "next most highly compensated employees," depending on the provision in question. It is unclear from your disclosure how likely it is that your named executive officers will be considered among Citi's "next most highly compensated employees." Please revise your disclosure to provide more information as to whether or not it is likely that the provisions discussed on pages 133 and 134 of the filing will be applicable to the company's named executive officers.

Compensation Discussion and Analysis, page 140

10. We note your response to our prior comment 12 and the newly added disclosure on pages 142 and 143 of the filing regarding the company's general business objectives and the named executive officer's self-established predetermined performance goals. Please further revise your disclosure to quantify the "net income and expense goals" referenced on each page.

11. We note the following statement on page 141: "As described more fully in the section entitled '— General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table,' in connection with Citi's repayment of funds borrowed under TARP, incentive payments paid in respect of 2009 performance were paid in a combination of cash, common stock equivalents, and, for employees who did not satisfy retirement eligibility conditions, deferred cash and restricted stock." Please revise your disclosure, where appropriate, to include a discussion of the circumstances under which Citi borrowed funds under the TARP program and its continuing obligations thereunder.

Summary Compensation Table, page 144

12. We note the following statement on page 145: "In accordance with SEC disclosure rules, compensation associated with equity awards is included in the Summary Compensation Table in the year in which the awards are granted. Therefore, the value of equity and equity-based awards granted to our Named Executive Officers in 2010 in respect of 2009 performance…is not included in the Summary Compensation Table. The table below sets forth equity and equity-based awards and deferred cash awards granted to our Named Executive Officers in 2010 in respect of 2009 performance." Pursuant to Item 402(c) of Regulation S-K, the Summary Compensation Table should include information regarding the

dollar value of bonuses (cash and non-cash) earned by each individual during the fiscal year covered. For awards of stock and options, the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in question should be included in the table. Please ensure that your Summary Compensation Table includes all such compensation and revise your disclosure on page 145 to more clearly describe the requirements of Item 402.

Performance Criteria, page 158

13. We note your disclosure on page 158 regarding performance criteria that may be considered by the independent committee, in its sole discretion, in granting awards under the company's Omnibus Incentive Plan. Please expand your disclosure in this section to discuss which of the listed criteria, if any, were considered by the committee for the 2009 performance period, quantifying each factor where applicable. Also, please confirm that you will further revise your disclosure prior to the effective time of the filing to discuss the extent to which each factor was achieved and how the level of achievement affected the actual awards made under the Plan, once determined.

Underwriting, page 195

14. We note your response to our prior comment 14; however, it does not appear that you have revised your disclosure to describe the circumstances under which the selling stockholder has agreed to contribute to payments that the underwriters may be required to make. Please revise your disclosure accordingly.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Nakada at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joshua B. Goldstein, Skadden, Arps, Slate, Meagher & Flom LLP